Mercedes-Benz Auto Lease Trust 2018-A
Investor Report

Amounts in USD

Dates

Collection Period No.		1		
Collection Period (from... to)	1-Dec-2017	31-Jan-2018		
Determination Date	13-Feb-2018			
Record Date	14-Feb-2018			
Payment Date	15-Feb-2018			
Interest Period of the Class A-1 Notes (from... to)	24-Jan-2018	15-Feb-2018	Actual/360 Days	22
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 2/15/2018	24-Jan-2018	15-Feb-2018	30/360 Days	21

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	266,000,000.00	266,000,000.00	201,046,134.87	64,953,865.13	244.187463	0.755813
Class A-2 Notes	460,000,000.00	460,000,000.00	460,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	460,000,000.00	460,000,000.00	460,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	100,253,000.00	100,253,000.00	100,253,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,286,253,000.00**	**1,286,253,000.00**	**1,221,299,134.87**	**64,953,865.13**		
Overcollateralization	213,751,414.83	213,751,414.83	229,989,639.82			
Total Securitization Value	**1,500,004,414.83**	**1,500,004,414.83**	**1,451,288,774.69**			
present value of lease payments	604,367,691.32	604,367,691.32	553,247,883.36			
present value of Base Residual Value	895,636,723.51	895,636,723.51	898,040,891.33			

	Amount	Percentage
Initial Overcollateralization Amount	213,751,414.83	14.25%
Target Overcollateralization Amount	232,500,684.30	15.50%
Current Overcollateralization Amount	229,989,639.82	15.33%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.750000%	284,472.22	1.069444	65,238,337.35	245.256907
Class A-2 Notes	2.200000%	590,333.33	1.283333	590,333.33	1.283333
Class A-3 Notes	2.410000%	646,683.33	1.405833	646,683.33	1.405833
Class A-4 Notes	2.510000%	146,787.10	1.464167	146,787.10	1.464167
Total		**1,668,275.98**		**$66,622,141.11**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,425,004,194.09**	**1,425,004,194.09**	**1,376,288,553.95**

Available 2018-A Collections

Lease Payments Received	54,381,569.34
Net Sales Proceeds-early terminations (incl Defaulted Leases)	13,069,880.81
Net Sales Proceeds-scheduled terminations	1,208,221.05
Excess wear and tear included in Net Sales Proceeds	10,772.09
Excess mileage included in Net Sales Proceeds	35,604.51
Repurchase Payments	452,673.16
Advances made by the Servicer	0.00
Investment Earnings	9,804.11
Total Available Collections	**69,122,148.47**

Distribution on the Exchange Note

(1) Total Servicing Fee	2,500,007.36
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (2.52%)	2,094,756.17
(3) Exchange Note Principal Distributable Amount	64,527,384.94
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	0.00
Total Distribution	**69,122,148.47**

Available Funds ABS Notes

Total Exchange Note Payments	66,622,141.11
Reserve Account Draw Amount	0.00
Total Available Funds	**66,622,141.11**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,668,275.98
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	64,953,865.13
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**66,622,141.11**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,500,007.36	2,500,007.36	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,668,275.98	1,668,275.98	0.00
thereof on Class A-1 Notes	284,472.22	284,472.22	0.00
thereof on Class A-2 Notes	590,333.33	590,333.33	0.00
thereof on Class A-3 Notes	646,683.33	646,683.33	0.00
thereof on Class A-4 Notes	146,787.10	146,787.10	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,668,275.98	1,668,275.98	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	64,953,865.13	64,953,865.13	0.00
Principal Distribution Amount	64,953,865.13	64,953,865.13	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,011.04
Reserve Fund Amount - Beginning Balance	3,750,011.04
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	534.25
minus Net Investment Earnings	534.25
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,011.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	534.25
Net Investment Earnings on the Exchange Note	
Collection Account	9,269.86
Investment Earnings for the Collection Period	9,804.11

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $266M (17.1%), Class A-2A Notes $460M (29.6%), Class A-3 Notes $460M (29.6%), Class A-4 Notes $100M (6.4%), Certificates $269M (17.3%), Total $1,555M (100.0%). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $77,764,591.71, according to Regulation RR.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,004,414.83	35,633
Securitization Value beginning of Collection Period	1,500,004,414.83	35,633
Principal portion of lease payments	35,513,155.06	
Terminations- Early	11,110,897.79	
Terminations- Scheduled	260,631.85	
Repurchase Payment (excluding interest)	452,673.16	
Gross Losses	1,378,282.28	
Securitization Value end of Collection Period	1,451,288,774.69	35,318
Pool Factor	96.75%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.91%
Weighted Average Remaining Term (months)	24.93	24.00
Weighted Average Seasoning (months)	12.68	13.61
Aggregate Base Residual Value	1,051,044,603.23	1,040,828,684.82
Cumulative Turn-in Ratio		83.93%
Proportion of base prepayment assumption realized life to date		137.86%
Actual lifetime prepayment speed		0.46%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,450,203,400.82	35,289	99.93%
31-60 Days Delinquent	935,131.64	26	0.06%
61-90 Days Delinquent	150,242.23	3	0.01%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,451,288,774.69	35,318	100.00%

Delinquency Trigger	**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.010%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,209,458.18	32	1,209,458.18	32
Liquidation Proceeds	1,149,080.64		1,149,080.64	
Recoveries	.00		.00	
Principal Net Credit Loss / (Gain)	60,377.54		60,377.54	
Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	0.049%			
Prior Collection Period	NA			
Second Prior Collection Period	NA			
Third Prior Collection Period	NA			
Four Month Average	0.049%			
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value			0.004%	
Average Net Credit Loss / (Gain)			1,886.80	

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	11,540,353.74	275	11,540,353.74	275
Sales Proceeds and Other Payments Received	12,272,064.04		12,272,064.04	
Residual Loss / (Gain)	(731,710.30)		(731,710.30)	
Residual Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	(0.595)%			
Prior Collection Period	NA			
Second Prior Collection Period	NA			
Third Prior Collection Period	NA			
Four Month Average	(0.595)%			
Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value			(0.049)%	
Average Residual Loss / (Gain)			(2,660.76)	